Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Healthcare Trust, Inc.:

We consent to the use of our report dated March 13, 2019, with respect to the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows of Healthcare Trust, Inc. for the year ended December 31, 2018, and the related notes and financial statement schedule III, before the effects of the retrospective adjustments for the effects of the stock dividends described in Note 1 and affecting per share amounts in the consolidated statements of operations and comprehensive loss, changes in equity, Note 2, Note 8 and Note 14 , incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

August 13, 2021